15026701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 25 2015 Washington DC 404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 12077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James I. Black & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Florida Avenue

(No. and Street)

Lakeland (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Natasha Steadman (863) 686-4163

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA

(Name – *if individual, state last, first, middle name*)

500 N. Westshore Blvd Suite # 1000 (Address) Tampa (City) FL (State) 33609 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECEIVED 2015 MAR -4 PM 4:12 SEC / MR

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James I. Black & Company, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY ALMONTE
MY COMMISSION # FF 056759
EXPIRES: September 23, 2017
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President, CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Registered Public Accounting Firm

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES I. BLACK & COMPANY

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2014

HACKER, JOHNSON & SMITH PA

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I BLACK & COMPANY
DECEMBER 31, 2014

STATEMENT OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	488,423
Cash segregated for regulatory purposes		200,000
Deposits with clearing organizations		201,459
Receivables:		
Broker-dealers and clearing organizations		226,095
Brokerage customers		227,509
Non-customer, secured		50,447
Exchange memberships		6,609
Furniture and equipment, net of accumulated depreciation of $107,048		31,810
TOTAL ASSETS	$	1,432,352

LIABILITIES AND STOCKHOLDERS' EQUITY

Payables:		
Broker-dealers and clearing organizations	$	5,630
Brokerage customers		262,035
Accounts payable and accrued expenses		61,520
Income taxes payable		4,158
Total Liabilities		333,343
Stockholders' Equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share		50,000
Additional paid-in capital		155,977
Retained earnings		893,032
Total Stockholders' Equity		1,099,009
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,432,352

Read Notes to Financial Statements

STATEMENT OF INCOME
JAMES I. BLACK & COMPANY
Year Ended December 31, 2014

REVENUES	
Commissions and fees	$ 4,169,235
Interest	7,337
Other	1,090
	4,177,662
EXPENSES	
Employee compensation and benefits	3,614,792
Floor brokerage, exchange and clearance fees	96,365
Communications and data processing	118,328
Occupancy	118,184
Other	173,318
	4,120,987
INCOME BEFORE INCOME TAXES	56,675
Provision for income taxes	16,300
NET INCOME	$ 40,375

Read Notes to Financial Statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I. BLACK & COMPANY
Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2013	50,000	155,977	852,657	1,058,634
Net Income	-	-	40,375	40,375
Balance at December 31, 2014	50,000	155,977	893,032	1,099,009

Read Notes to Financial Statements

STATEMENT OF CASH FLOWS
JAMES I. BLACK & COMPANY

Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	40,375
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	13,350
(Increase) decrease in operating assets:	
Cash segregated for regulatory purposes	(20,000)
Deposits with clearing organizations	(15,000)
Receivables:	
Brokers-dealers and clearing organizations	(65,563)
Brokerage customers	(72,993)
Non-customer, secured	7,894
Prepaid expenses	4,181
Exchange memberships	(55)
Increase (decrease) in operating liabilities:	
Payables:	
Brokers-dealers and clearing organizations	5,630
Brokerage customers	160,477
Accounts payable	15,020
Income taxes payable	3,462
NET CASH PROVIDED BY OPERATING ACTIVITIES	76,778
CASH FLOWS FROM INVESTING	
Acquisition of furniture and equipment	(29,225)
NET CASH (USED) BY INVESTING ACTIVITIES	(29,225)
NET INCREASE (DECREASE) IN CASH	47,553
CASH AT BEGINNING OF YEAR	440,870
CASH AT END OF YEAR	488,423
SUPPLEMENTAL DISCLOSURES	
Interest paid	- 0 -
Income tax paid	12,838

Read Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY

NOTE A - - ORGANIZATION AND NATURE OF BUSINESS

Organization - James I. Black & Company, Inc. (the Company) is a securities broker-dealer with its office and operations in Lakeland, Florida.

The Company was incorporated in 1964 in the state of Florida. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), in the states of Florida, Texas, Nevada and New York with approximately 90% of its customers being located in Florida. The primary regulators are the Financial Industry Regulatory Authority Inc. (FINRA) and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, the Company is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as the primary regulator for its futures and commodities trading activities.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash segregated for regulatory purposes - In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company as a broker-dealer is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its clients. Segregated cash as of December 31, 2014 was $200,000.

Exchange memberships - The Company's exchange memberships includes a minority ownership interest in an exchange and provides the Company with the right to conduct business on such exchange is stated at cost (which approximates fair value).

Furniture and equipment - Furniture and equipment are stated at cost. Depreciation is determined using the declining – balance method over the estimated useful lives of the assets, ranging from three to seven years. Furniture and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

NOTE B - - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments - Certain financial instruments reflected on Statement of Financial Condition (e.g. Cash and cash equivalents, Cash segregated for regulatory purposes, Deposits with clearing organizations, Receivables, Payables and Accounts payable and accrued expenses) are recorded at cost, which approximates fair value due, among other factors, to their short-term nature.

Advertising - The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $17,646 for the year ended December 31, 2014.

Bad debts - The Company records bad debts using the direct write-off method whereby receivables are charged to bad debt expense when they are determined to be uncollectible. The Company historically has not experienced significant bad debts. As of December 31, 2014, no allowance for uncollectible receivables was deemed necessary.

Securities transactions - Customers' securities transactions and related commission revenues and expenses of the Company are recorded on the date that they settle. Principal transactions are also recorded on the date that they settle. The financial statements are adjusted for any material effect arising from the use of a trade-date basis for transactions. For 2014, no material effect requiring adjustment to the financial statements was noted.

Commissions and fees revenue - Commissions and fees revenue are earned primarily from transactions executed over various exchanges, the sale of investment company shares (mutual funds) and executed commodity futures transactions for acting as an "introducer" broker.

Long-lived assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated. If such assets are considered to be impaired, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

NOTE C - - RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for such receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE D - - SECURITIES OWNED

The Company may at times, own securities but maintains a general policy which avoids trading for its own account and the investment risks associated with such activity. During 2014, the Company realized no gains or losses from any trading activity. The company did not have any long or short security positions at December 31, 2014.

NOTE E - - BANK LOANS

The Company maintains a $300,000 credit line for customer margin with a commercial bank in Chicago, Illinois. The credit line is scheduled to expire in May 30, 2015. Such margin loans would be collateralized by customer securities and used to finance customer margin account debit balances. Borrowings under this facility do not qualify as regulatory capital. No loans were outstanding under this credit facility during 2014 or as of December 31, 2014. The interest rate charged is the bank's prime rate (3.25% at December 31, 2014).

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), the Company had an agreement with ABN AMRO Clearing Chicago, LLC and Interactive Brokers to clear customer transactions on an omnibus basis. Accordingly, the Company provides customer securities and customer funds to ABN AMRO Clearing Chicago, LLC and Interactive Brokers as collateral for the customer's positions and option margin requirements. Interactive Brokers was used as of December 31, 2014.

NOTE F - - LIABILITIES SUBORDINATED

The Company had no liabilities subordinated to claims of general creditors as of December 31, 2014, nor were there any increases or decreases in such liabilities during the year. Accordingly, no statement of changes in liabilities subordinated is presented.

NOTE G - - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an operating lease for office space. In addition, the aggregate future minimum annual rental commitment under the lease, which expires on December 31, 2016, is $24,000 per year. Future minimum payments under non-cancelable leases are as follows:

December 31	Amount
2015	24,000
2016	24,000
2017	-0-
2018	-0-
2019	-0-
	$ 48,000

NOTE H - - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I - - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration of credit risks as of December 31, 2014, amounted to $145,051.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value accounting establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

NOTE J - - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are unadjusted quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of December 31, 2014.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in less active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of December 31, 2014.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2014.

NOTE K - - RELATED-PARTY TRANSACTIONS AND ECONIMIC DEPENDENCE

ITB Capital Management LLC (ITB) a major customer of the Company is a commodity futures pool operator which is partially owned by an employee-stockholder of the Company. ITB manages investment funds for qualified individuals and other entities within the various ITB Funds. ITB transacted their business through the National Futures Association during 2014 with the firm R.J. O'Brien and Associates, LLC (RJO). A portion of the commissions and fees generated by ITB transactions through RJO were earned by the Company for acting as "introducer" broker. The Company earned approximately $3,000,000 of such revenue for the year 2014. The Company incurred employee-stockholder compensation expense of approximately $1,500,000 related to such revenue for the year 2014. In addition, ITB paid directly to a third party $18,000 of communication expenses incurred by the Company. ITB's payment was based on usages agreed upon between the Company and ITB.

NOTE K - RELATED-PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE (CONTINUED)

The "non-customer, secured" receivables account, in the statement of financial condition, represents a margin account balance for a non-employee stockholder of the Company and as such is not considered a brokerage customer.

The Company leases office space on an annual basis from an entity owned by two of its stockholders. The rental expense of $24,000 is included in occupancy expense for the year ended December 31, 2014.

Under accounting guidelines, the Company is deemed to have a "concentration of major customers" for 2014. ITB Funds accounted for approximately 72% of commissions and fees for 2014.

NOTE L - - INCOME TAXES

The components of the provision (benefit) for corporate income taxes for 2014 are as follows:

Current - Federal	$14,700
Current - State	1,600
	$16,300

A reconciliation of the expected and the reported provision for corporate income tax for 2014 are as follows:

Income taxes expected based upon statutory rates (Federal)	$	9,169
Effect of (non-taxable) nondeductible and other items,		6,856
State income tax , net of federal tax benefit		275
Provision for income taxes	$	16,300

The Company's Federal and Florida income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2014, the years 2011 through 2014 are subject to examination.

NOTE M - - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level as follows as of December 31, 2014:

Net capital	$	994,590
Net capital requirement		250,000
Excess net capital	$	744,590

NOTE N - - COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2014, the Company had a required reserve requirement computation of $124,811, pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an amount on deposit of $200,000 as of December 31, 2014.

NOTE O - - SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE – IRA), whereby the employees may elect to contribute up to $14,500 (including catch-up contributions for employees over age 50) of their gross wages upon meeting age and length of service requirements. The Company matches employee contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $33,974 for the year ended December 31, 2014.

NOTE P - - SUBSEQUENT EVENTS

As required, management has evaluated events through February 18, 2015, the date on which the financial statements were available to be issued. As a result of such evaluation, management has determined that no recognized (Type I) or non-recognized (Type II) subsequent events have taken place.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statement of financial condition of James I. Black & Company (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, The Computation of Determination of Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission and the Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 of the Securities and Exchange Commission. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, The Computation of Determination of Reserve Requirements under Rule 15c-3 of the Securities and Exchange Commission, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission and the Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 18, 2015

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

SUPPLEMENTARY FINANCIAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I BLACK & COMPANY
As of December 31, 2014

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2014

Stockholders' equity		$1,099,009
Deductions and charges		
Non-allowable assets		
Exchange memberships	$ 6,609	
Furniture and equipment	31,810	
Other receivables	66,000	
		104,419
Net capital before haircuts on security positions		994,590
Less:		
Haircuts on security positions		-0-
Net capital		$994,590
Aggregate indebtedness		$333,343
Minimum net capital required		$250,000
Excess net capital		$744,590
Net capital less 120% of minimum net capital required		$694,590
Ratio: Aggregate indebtedness to net capital	33.52%	

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported in Company's Part II (unaudited FOCUS report)	$ $994,590
Adjustments	$ -0-
Net capital per above	$ $994,590

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2014

Credit balances:		
Free credit balances and other credit balances in customer's securities accounts	$	261,650
Customers' securities failed to receive		5,630
Total credit items		267,280
Debit balances:		198,417
Debit balances in customers' cash and margin		(50,005)
Other – Concentration Charges		148,412
Total debit items		
RESERVE COMPUTATION		
Excess of total credits over total debits	$	118,868
105% of excess of total credits; required reserve deposit	$	124,811
Amount held on Deposit in Reserve Bank Account 12/31/14	$	200,000
Subsequent Reserve deposit on January 5, 2015	$	50,000
Total Held On Deposit in Reserve Bank Account 01/05/15 $ 250,000		
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2014)		
Required deposit as reported in Company's Part II (unaudited FOCUS report)	$	124,811
Adjustments		-0-
Required deposit per this computation	$	124,811

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

JAMES I BLACK & COMPANY

As of December 31, 2014

	Market Value	Number of items
1) Customer's fully paid and excess margin securities not in the Company's possession or control as of December 31, 2014 but for which instructions to reduce possession or control had been issued as of December 31, 2014, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
2) Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I BLACK & COMPANY

As of December 31, 2014

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 3.7 and the regulations there under, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers and maintains and preserves such books and records thereto.

James I. Black & Company

CORRESPONDENTS
IN NEW YORK, CHICAGO
AND OTHER MAJOR CITIES

INCORPORATED
Telephone: (863) 686-4163
FAX: (863) 688-8908
311 South Florida Avenue
Lakeland, FL 33801

STOCKS, BONDS
AND
MUTUAL FUNDS
Member SIPC

Report on Internal Control over Compliance

February 18, 2015

James I Black & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2014.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

James I Black & Company

I, Gerald L. Black, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ____________________

Title: President; CEO

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
James I. Black & Company
Lakeland, Florida:

We have examined James I. Black & Company's statements, included in the accompanying Report on Internal Control over Compliance, that (1) James I. Black & Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) James I. Black & Company's internal control over compliance was effective as of December 31, 2014; (3) James I. Black & Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that James I. Black & Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3 (e) was derived from James I. Black & Company's books and records. James I. Black & Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing James I. Black & Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, § 240.10b-10, that requires account statements to be sent to the customers of James I. Black & Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on James I. Black & Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether James I. Black & Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; James I. Black & Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from James I. Black & Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating James I. Black & Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from James I. Black & Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, James I. Black & Company's statements referred to above are fairly stated, in all material respects.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 18, 2015

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

HACKER • JOHNSON • SMITH

Florida's Certified Public Accountants

Independent AML Testing Report

James I. Black & Company

<u>Testing Period</u>
2014

2014 Independent AML Testing Report

James I. Black & Company

EXECUTIVE SUMMARY

Pursuant to FINRA Rule 3310(c), Lycra Consulting Inc. ("Lycra") performed independent testing of the Anti-Money Laundering ("AML") Compliance Program of James I. Black & Company ("JIB" or the "Firm"). Lycra's senior partner, Robert De Vito, performed the on-site portion of the testing on December 10, 2014 and the final testing was completed as of the date hereof. Lycra compliments the Firm and its staff on the attitude toward complete compliance with the letter and spirit of FINRA Rule 3310 and the current AML laws, regulations and rules.

The "Testing Period" was the calendar year 2014. The following report details the examination process, areas examined and, where applicable, observations, notes and exceptions as well as corrective action to help keep the Firm in compliance.

In general, the Firm has implemented and administered its AML Compliance Program consistent with its design and in a manner designed to maintain compliance with current AML laws, regulations and rules.

While this report contains recommendations to the Firm that would improve the implementation and administration of its risk based AML Compliance Program, Lycra did not find evidence of any material violations of AML regulatory requirements.

EXAMINATION PROCESS

Lycra utilizes a three part approach when performing independent testing for AML compliance:

- Interviews (initial and during the document review portion) with compliance personnel to test the knowledge and understanding of AML compliance requirements;

- A review of records and documentation evidencing compliance with specific AML compliance requirements both offsite and on site; and

- An Exit interview and review of observations and exceptions noted.

Lycra's AML Testing includes, at a minimum: (1) evaluating the overall integrity and effectiveness of the Firm's AML compliance program; (2) evaluating the Firm's procedures for BSA reporting and recordkeeping requirements; (3) evaluating the implementation and maintenance of the Firm's CIP; (4) evaluating the Firm's customer due diligence requirements; (5) evaluating our the Firm's transactions, with an emphasis on high-risk areas; (6) evaluating the adequacy of the Firm's staff training program; (7) evaluating the Firm's systems, whether automated or manual, for identifying suspicious activity; (8) evaluating the Firm's system for reporting suspicious activity; (9) evaluating the Firm's policy for reviewing accounts that

generate multiple SAR-SF filings (when applicable); and (10) evaluating the Firm's response to previously identified deficiencies.

INTERVIEWS WITH COMPLIANCE PERSONNEL

Lycra performed interviews with Natasha Steadman, the Firm's AML Compliance Officer, to understand any changes in the nature of the Firm's business and overall approach to its AML Compliance Program. Ms. Steadman demonstrated an understanding of the Firm's compliance procedures and current AML laws, rules and regulations.

Nature of Business.

Lycra notes that the Firm engages in a general securities business as a self-clearing registered broker/dealer. The Firm maintains funded accounts for its clients and uses Goldman Sachs for its money market accounts and Wells Fargo as its processing bank where wires or any other monetary payments on behalf of its clients are processed. The Firm has approximately 1200 accounts and added approximately 60 new accounts in 2014. The Firm's overall customer base is driven by personal relationships via its 9 Registered Representatives. Most new accounts are either opened by referral, rollover or as beneficiaries to existing customers. The customer base and business activities couple to provide a narrow risk profile.

Review of Procedures, Records and Documentation

Results of the review of specific procedures, records, documents and areas examined are set forth in this report. Detail on the documents and specific information reviewed as part of the independent testing is contained on the "*Items Reviewed*" list attached to this report. Except where noted, Lycra utilized a "sample" testing approach.

Observations on Review of Records and Documentation

AML Compliance Program

Lycra reviewed the Firm's AML Compliance Program for consistency and compliance with current AML laws, rules and regulations, and any changes thereto since the prior AML Testing ("AML Rules"). Based on the nature of the Firm's business (outlined above), the AML Compliance Program appeared to be adequately designed to ensure compliance with AML Rules. The AML Compliance Program was updated and approved in writing by Gerald Black during the Testing Period.

Recommended Corrective Action:

- None.

Designation of the AML Compliance Person and Duties

The AML Compliance Program clearly designates Natasha Steadman as the AML Compliance Officer.

Recommended Corrective Action:

- None.

Giving AML Information to Federal Law Enforcement Agencies and Other Financial Institutions

FinCEN Requests Under USA PATRIOT Act Section 314(a)

The Firm is receiving requests from FinCEN pursuant to Section 314(a) and found no matching information during the Testing Period.

The Firm evidenced timely review of FinCEN requests. In 12 instances the review was conducted at or near the 14 day reporting period. Section 314(a) material should be reviewed promptly so that the Firm has time to report a match within the required 14 day period.

Recommended Corrective Action:

- Lycra recommends the Firm review and verify Section 314(a) requests within a 7 day period to ensure any matches are promptly reported.

National Security Letters

The Firm's compliance staff confirmed that its associated persons are aware of the confidential nature of National Security Letters and the requirements for responding to them; however, the firm did not receive any during the Testing Period.

Recommended Corrective Action:

- None.

Grand Jury Subpoenas

The Firm's compliance staff confirmed that its associated persons are aware of the confidential nature of Grand Jury Subpoenas and the requirements for responding but received none during the Testing Period.

Recommended Corrective Action:

- None.

Sharing Information with Other Financial Institutions

Other than periodic FinCEN requests made to all US financial firms, no other requests for information were received.

The AML Compliance Officer stated that the Firm did not share information with any other financial institutions pursuant to Section 314(b) but is aware of the requirement to file initial and annual notices with FinCEN and to verify that the other financial institution has made such filings as well before sharing such information.

Recommended Corrective Action:

- None.

Joint SAR Filings

The AML Compliance Officer confirmed that Firm's associated persons are aware of the requirements for joint SAR Filings and the confidential nature of SAR filings.

The Firm has no parent company.

Recommended Corrective Action:

- None.

Checking the Office of Foreign Assets Controls (OFAC) Listings

The Firm performed an OFAC check before establishing a new customer relationship and maintained a record of each OFAC check.

Recommended Corrective Action:

- None.

Customer Identification Program

The Firm maintains a written Customer Identification Program ("CIP") as part of its AML Compliance Program that appears consistent with current AML Rules. The Firm's AML Compliance Officer represented that it provided Lycra all accounts opened during the Testing Period. For all open accounts sampled, the Firm obtained the customer's name, date of birth, address and identification number.

According to the Firm's AML Compliance Officer, no customer refused to provide identification information.

Recommended Corrective Action:

- None.

Verification

The Firm obtained and maintained documentation sufficient to verify the identity of all entities

and individual retail accounts opened in 2014 which were tested by Lycra.

The Firm obtains copies of government issued photo identification cards for each individual account. Corporate and entity accounts are verified via official state websites (e.g., Secretary of State showing formation of entity).

Recommended Corrective Action:

- None..

CIP Notification

The Firm communicates the required CIP Notification prior to opening each account as part of the Firm's New Account Form.

Recommended Corrective Action:

- None.

Higher Risk General Customer Due Diligence

The Firm did not identify any higher risk accounts during the testing period. Given the Firm's business model and target customer base, such results are reasonable.

Recommended Corrective Action:

- None.

Correspondent Accounts for Foreign Shell Banks

The Firm provided Lycra with a list represented as the Firm's entire customer base of funded accounts. Lycra reviewed the list and did not find any account that could be considered a foreign bank.

Recommended Action:

- None.

Enhanced Due Diligence for Foreign Financial Institutions

The Firm provided Lycra with a list represented as the Firm's entire customer base of funded accounts. Lycra reviewed the list and did not find any account that could be considered a foreign financial institution.

Recommended Action:

- None.

Enhanced Due Diligence for Private Banking Accounts/Senior Foreign Political Figures

The Firm represented that it does not open or maintain private banking accounts. Lycra found no evidence that any private banking accounts were opened in the Testing Period. Further, the Firm provided Lycra with a list represented as the Firm's entire customer base of funded accounts. Lycra reviewed the list and did not find any account that could be considered a foreign political figure.

Recommended Corrective Action:

- Not applicable.

Compliance with Special Measures – Section 311

The Firm and its AML principals are aware of the requirements of Section 311. However, Lycra's review revealed that the Firm does not maintain accounts for any foreign banks or foreign financial institutions. Accordingly, at this time, the Firm has no further requirements under Section 311.

Recommended Corrective Action:

- Not applicable.

Monitoring Accounts for Suspicious Activity (including any "Red Flags")

Lycra reviewed several areas to verify that the Firm is monitoring for suspicious activities, including: *Monetary Transactions, Trading Activity and Customer Account Information.* The Firm uses its own proprietary systems to monitor for suspicious and unusual activity.

Monetary Transactions.

Lycra reviewed a random sample of receipts, CTRs, wires and journals that the Firm processed on behalf of the Firm's customers. Lycra found evidence of proper principal oversight via review and approval of daily reports that include all money movements. Lycra found no evidence of suspicious activity with any of the monetary transactions related to the Firm's securities business.

Lycra found no money laundering "Red Flags" or other suspicious activity in the monetary transactions reviewed.

Recommended Corrective Action:

- None.

Trading and Certificate Activity.

Lycra reviewed a random sample of the Firm's physical securities received and trading activity.

Lycra found no evidence of any suspicious activity that could be related to the Firm's trading activity or physical securities received. Lycra found evidence of principal review of trading activity via a "Review and Compliance Log" as well as principal review on the physical certificate documentation via review and approval of daily reports that include all securities received.

Recommended Corrective Action:

- None

Customer Account Information.

Lycra found no evidence of any money laundering "Red Flags" in the gathering of customer information. The Firm is obtaining and reviewing information necessary to monitor for suspicious activity in customer account information. Evidence of principal review was maintained in the new account information.

Recommended Corrective Action:

- None

Suspicious Transactions and BSA Reporting

All of the Firm's associated persons are aware of its SAR filing responsibilities and the requirement of confidentiality.

NOTE: LYCRA DOES NOT REQUEST OR RECEIVE INFORMATION REGARDING THE FILING OF SARs.

Recommended Corrective Action:

- None

Currency Transaction Reports

The Firm's AML Compliance Officer represented that the Firm occasionally receives cash deposits. The Firm maintains a receipts blotter and completes a CTR form report for any deposits in excess of $4,000 and maintains the form on file. In the event the cash receipt is in excess of $10,000, the Firm actually files the CTR form.

During the Testing Period, the Firm received less than 5 cashier checks for various amounts. While the Firm does not file CTR's for such transactions, the CTR form is completed and maintained by the firm.

However, no "structured transactions" were identified. In the samples reviewed, Lycra found no evidence of any deposits of cash in excess of $10,000 or "structured transactions".

Recommended Corrective Action:

- Not applicable.

Currency and Monetary Instrument Transportation Reports

The Firm's AML Compliance Officer represented that the Firm was not involved in any transaction where cash or cash-like monetary instruments of more than $10,000 were physically transported into or outside of the US. As a result, the Firm's principals represented that the Firm filed no CMIRs in the Testing Period. Lycra found no evidence of any such transaction.

Recommended Corrective Action:

- Not applicable.

Foreign Bank and Financial Accounts

The Firm's AML Compliance Officer represented that the Firm did not have a financial interest in or signature authority over any bank or financial account in a foreign country during the Testing Period. Lycra found no evidence of such an interest or signature authority.

Recommended Corrective Action:

- Not applicable.

Monetary Instrument Purchases

The Firm's AML Compliance Officer represented that the Firm did not issue bank checks or drafts, cashier's checks, money orders or traveler's checks during the Testing Period. Lycra found no evidence of any such transactions.

Recommended Corrective Action:

- Not applicable.

Fund Transfer Rules and Treasury Joint and Travel Rules

The Firm provided a random sample of customer wires processed during the Testing Period. A review of such revealed that the Firm is obtaining and maintaining the required information with appropriate principal oversight.

Recommended Corrective Action:

- None.

AML Record Keeping

The Firm's associated persons are aware of current AML Record Keeping responsibilities.

Except as specifically noted in this Report, the Firm properly created and maintained required AML Records.

Recommended Corrective Action:

- None.

Clearing/Introducing Firm Relationships & Sharing Information

The Firm is aware of the requirements for sharing information with other financial institutions. However, the Firm is self-clearing and the AML Compliance Officer represented that the Firm did not share information with any other financial institution during the Testing Period.

Recommended Corrective Action:

- None.

AML Training

The Firm presented evidence that it had performed AML Training during the Testing Period for its registered representatives and principals.

Recommended Corrective Action:

- None.

AML Testing

Lycra Consulting Inc. has been engaged to perform the Firm's annual independent AML testing.

Recommended Corrective Action:

- None.

Monitoring Employee Conduct and Accounts

The Firm's AML Compliance Officer and President are the principals designated to review employee conduct and accounts. The compliance staff is aware of the responsibilities to monitor employee conduct and accounts and has represented that the Firm's AML Compliance Program is applied to employee conduct and accounts in the same manner as applied to other customer accounts. The AML Compliance Officer reviews the President's accounts and the President is designated to review the AML Compliance Officer's accounts, if any.

Recommended Corrective Action:

- None.

Confidential Reporting of AML Non-Compliance

The AML Compliance Officer represented that Firm's associated persons are aware of the Firm's responsibilities to ensure that employees who report AML violations are protected from retaliation.

Recommended Corrective Action:

- None.

Additional Risk Areas

The Firm's AML Compliance Officer indicated that she has reviewed all areas of the Firm's business to identify potential money laundering risks that may not be covered in its AML Compliance Program. Lycra reviewed the Firm's business and found no other potential money laundering risks that may not be covered in its AML Compliance Program.

Recommended Corrective Action:

- None.

Senior Manager Approval

The Firm's senior management has approved the AML Compliance Program in writing during the Testing Period.

Recommended Corrective Action:

- None.

EXIT INTERVIEW

Lycra performed an exit interview with the Firm's AML Compliance Officer during which all observations were discussed. Again, the Firm's principal expressed a strong desire to maintain and achieve complete compliance with all AML requirements and indicated that where appropriate, corrective action would be taken.

CONFIDENTIALITY

Lycra and its staff acknowledge the Firm's requirement to maintain its customer and Firm information in strict confidence pursuant to Regulation SP, FINRA Rules as well as other related federal and state laws, regulations and rules ("Confidentiality Requirements"). Lycra and its staff do not retain or make records of any customer identifying information, personal financial information or other information that may be considered personal or of a sensitive nature. Lycra and its staff hereby agree to keep all information obtained during the course of its AML Testing

strictly confidential and to comply with the Firm's Confidentiality Requirements as well as the Firm's internal policies regarding confidentiality.

AML Testing Completed: December 17, 2014.

Lycra Consulting Inc.
Wellington, Florida

Items Reviewed
Testing Period: 2014

1. Copy of AML Compliance Program and written Customer Identification Program (if not a part thereof).
2. Copy of most recent FINRA examination/audit report and SEC examination/audit report.
3. Customer list (prepared sequentially by account number) which includes each customer's name and address.
4. List of accounts opened during the Testing Period (prepared sequentially by account number) which includes each customer's name and address.
5. Account files for all new clients accepted during the Testing Period (if more than 120 accounts, please limit to 10 accounts for each month in the Testing Period). *NOTE: Account files should include all required CIP verification documents and evidence of OFAC checks.*
6. Daily trade blotters for September 2014 (customer and firm trades, if applicable), with evidence of principal review.
7. Physical securities received and delivered blotters for the Testing Period.
8. Schedule/blotter with all Rule 144 transactions during the Testing Period. Please include due diligence and supporting documentation (e.g., shareholder representation letters, attorney opinion letters, documents evidencing acquisition by the selling shareholder, etc.).
9. All certifications (and any updates) submitted by foreign financial institutions during the Testing Period, if any.
10. Records of daily cash activity during Q3 of the Testing Period (e.g., wire transfers, checks received and delivered, ACH transfers, etc.). *NOTE: If less than 20 records, include Q2 of the Testing Period.*
11. All customer requests to journal funds between accounts during the Testing Period (a/k/a LOAs).
12. All Currency Transaction Reports filed during the Testing Period.
13. Evidence that the Company reviewed its files for FinCEN requests during the Testing Period.
14. A copy of Company's "Customer Identification Program Notice" and evidence of the methods of delivery.
15. Evidence of AML training at least annually during the Testing Period.
16. Evidence that the Company updated its AML Compliance Officer designation/contact information during the Testing Period.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2015
REGISTRATIONS BRANCH

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

James I. Black & Company
311 South Florida Avenue
Lakeland, Florida 33801

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by James I. Black & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating James I. Black & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). James I. Black & Company's management is responsible for James I. Black & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2014 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 18, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2383*********************MIXED AADC 220
012077 FINRA DEC
JAMES I BLACK & COMPANY
311 S FLORIDA AVE
LAKELAND FL 33801-4623

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 189.18

B. Less payment made with SIPC-6 filed (exclude interest) (150.00)

____
Date Paid

C. Less prior overpayment applied (58.44)

D. Assessment balance due or (overpayment) 39.18

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 39.18

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39.18

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

James I. Black & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 9 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,177,663
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	695,098
(2) Revenues from commodity transactions.	3,399,405
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,554
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,935.20	
Enter the greater of line (i) or (ii)	2935
Total deductions	
2d. SIPC Net Operating Revenues	$ 75,670.80
2e. General Assessment @ .0025	$ 189.18
	(to page 1, line 2.A.)